May 18, 2010
VIA EDGAR
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ohio National Variable Account A
The Ohio National Life Insurance Company
Initial Registration Statement on Form N-4
ONcore Flex II VA Contract (SEC File Nos. 333-164069; 811-01978)
ONcore Premier II VA Contract (SEC File Nos. 333-164070; 811-01978)
ONcore Xtra II VA Contract (SEC File Nos. 333-164073; 811-01978)
ONcore Lite III VA Contract (SEC File Nos. 333-164075; 811-01978)
Dear Ms. Marquigny:
     This letter responds, on behalf of The Ohio National Life Insurance Company (the “Company”) and its Ohio National Variable Account A (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”) dated February 22, 2010 with respect to the above-referenced registration statements filed on Form N-4 (each a “Registration Statement” and collectively referred to herein as the “Registration Statements”). The Registration Statements were filed with the Commission on December 30, 2009. Capitalized terms have the meanings given them in the Registration Statements. Changes in response to staff comments as described below will be made by the Registrant via a pre-effective amendment to each Registration Statement.
     The Company’s responses to the staff’s comments are set forth below. For convenience, each response is preceded by the applicable staff comment. Page number references in the comments are to the ONcore Xtra II VA Contract Registration Statement (SEC File Nos. 333-164073; 811-01978), unless specifically stated otherwise.

May 18, 2010

Comment 1. Cover Page Disclosure (SEC No. 333-164073 only). On the cover page, please use boldface type or some other means of drawing attention to the two cautionary sentences about the risks associated with the bonus credit.
     Response. Boldface type has been added to the two cautionary sentences regarding the risks associated with the bonus credit.
Comment 2. Available Funds (pp. 2-3). If either the Omni Portfolio or the Ivy Funds VIP Asset Strategy Portfolio is a fund of funds, please indicate this by appending the appropriate footnote. Also, per the requirements of Item 5(c)(ii), please indicate the current investment objective of the Janus Portfolio.
     Response. The Omni Portfolio and the Ivy Funds VIP Asset Strategy Portfolio are not fund of funds and therefore, we have not added additional disclosure. However, additional disclosure has been added to the Janus Aspen Series — Janus Fund to indicate the fund’s investment objective of “long-term growth of capital consistent with preservation of capital.”
Comment 3. Glossary (pp. 5-6). Please clarify the definition of Valuation Period to indicate when a valuation period begins. Also please define the acronym “DCA” in the glossary or on page 11 where it appears for the first time.
     Response. A definition of “DCA” has been added to the Glossary and has been defined as “dollar cost averaging.” The definition of “Valuation Period” has been amended to state: “[t]he period that starts on the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. New York time) and ends at the close of regular trading on the next succeeding day the New York Stock Exchange is open for regular trading. Accumulation unit and annuity unit values for an annuity period are determined at the end of each Valuation Period.”
Comment 4. Transaction Fee Table: Surrender Charge (p. 7). Please clarify that the surrender charge is a percentage of purchase payments withdrawn and move the remaining parenthetical information to a footnote.
     Response. Disclosure has been added after “Surrender Charge” to state: “a percentage of your total purchase payments minus all previous withdrawals.” All remaining disclosure has been moved to footnote 3.
Comment 5. Portfolio Fee Table (p. 8). Please disclose whether the fees in the table reflect the expenses of the underlying funds subject to a fund of funds structure and confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.
     Response. A footnote has been added to the Portfolio Fee Table which states: “[s]ome of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.”

May 18, 2010

     The Company confirms that the maximum expenses shown include the fees for the acquired funds in the fund of funds structure.
Comment 6. Ohio National Variable Account A (pp. 10-11). Please revise the second paragraph on page 10 to make clear that investors are looking to the financial strength of the insurance company for its obligations under the various living benefit riders and enhanced death benefit features offered.
     Response. The following disclosure has been added as the third paragraph to the Ohio National Variable Account A section: “[a]ny guarantees under the contract that exceed the value of your interest in the separate account VAA, such as those associated with the guaranteed benefit rider options or the death benefit rider options, are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.”
Comment 7. Fixed Accumulation Account (pp. 10-11). The last two bullet points on page 11 refer to loans and loan interest charges that are not described in full elsewhere in the prospectus and for which there are no charges indicated in the fee table. Please add the required disclosure about the loan feature and the relevant charges or delete the reference to it.
     Response. The reference to loans and loan interest charges has been deleted.
Comment 8. Optional Asset Allocation Models — Classifications (p. 17). The first paragraph under the “Classifications” heading states that updated allocation instructions must comply with 2(a) or 2(b). Please clarify that this refers to the investment restriction description two pages earlier. This comment also applies to the first sentence in the “Rebalancing” section at the bottom of page 17.
     Response. Disclosure has been added after references (a) and (b) in both the “Classifications” section and “Rebalancing” section to state “as described earlier in this section.” Please note that the reference to “2” has been removed.
Comment 9. Surrender Charge (p. 19). Please state whether the surrender charge applies after annuitization and, if appropriate, provide additional information clarifying how the charge operates during the annuity payout period.
     Response. Additional disclosure has been added to the “Surrender Charge” section. Please see Insert 1 to the Appendix for the added disclosure.
Comment 10. Deduction for Mortality & Expense Risk Fee (p. 20). Given that Registrant is charging the maximum M&E fee indicated in the fee table, please delete the following sentence or explain how it applies: ‘[w]e agree that the deduction for these risk undertaking shall not be increased to more than the rate in effect at the time the contract is issued.”

May 18, 2010

     Response. The referenced sentence has been deleted.
Comment 11(a). 10-Day Free Look (p. 21). Amount of Refund. The disclosure states that the contractowner will “get a refund of the contract value as of the date of cancellation.” Please define “contract value” here or in the glossary.
     Response. The following definition of contract value has been added to the Glossary: “[c]ontract value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for each subaccount) for the current valuation period and adding to that any amount in the Fixed Accumulation Account or in a DCA Account.
Comment 11(b). 10-Day Free Look (p. 21). Money Market Fund. Please clarify that if the Registrant allocates funds to a money market account during the free look period and the free look is exercised, contractowners will receive the greater of their purchase payments (premiums) or the contract value without surrender charges. See, e.g., State Farm Life Insurance Company, No-Action Letter, 1997 SEC No-Act, LEXIS 959 (October 24, 1997). Also, please indicate how a contractowner will know whether Registrant exercises its right to allocate funds to the money market fund until the free look period expires.
     Response. The following disclosure has been added to the “10-Day Free Look” section in reference to contracts issued in states where the Company must return the greater of purchase payments received or Contract Value upon free-look of the contract: “[f]or contracts issued in such states, we reserve the right to allocate all purchase payments received during the free-look period to the Money Market Portfolio. On the next Valuation Period after the expiration of the free-look period, we will allocate your assets in the Money Market Portfolio to your requested investment options. We are currently not allocating purchase payments to the Money Market Portfolio during the free-look period, but reserve the right to do so with prior notice.”
Comment 11(c). 10-Day Free Look (p. 21). Alternative Free Look Return Value. Please indicate what alternative amount is paid to California residents age 60 and above who do not “elect to receive a return of [their] purchase payments” if they cancel the contract during the free-look period.
     Response. Disclosure has been added which states: “[i]f you are a California resident 60 years or older at the time you apply for your contract and you elect to receive a return of your purchase payments if you exercise your free look, any purchase payments to be allocated to the Funds will first be allocated to the Money Market Portfolio until the end of the free look period.”
Comment 11(d). 10-Day Free Look (p. 21). Bonus Credit (SEC No. 333-164073 only; p. 20). Please clarify how recapturing the bonus credit impacts the value returned to the contractowner. Specifically, state that recapture of the full amount of the bonus means the contractowner could receive less than the original amount invested if market performance has been negative. Alternatively, you may cross-reference the Extra Credit disclosure below where it is described.

May 18, 2010

     Response. Disclosure has been added to state: “[o]ur recapture of the extra units credited to your contract may result in you receiving less than the original amount invested if market performance has been negative at the time the free look request is processed.”
Comment 12. Extra credit (SEC No. 333-164073 only; p. 20-21). Please delete the word “slightly” from the statement preceding the bullet points on page 21.
     Response. The word “slightly” has been removed.
Comment 13. Crediting Accumulation Units (p. 22). Please revise the last sentence of this subsection using the defined term “Valuation Period” rather than the to “any process day.” This comment also applies to the same language on page 25. For SEC No. 333-164073, please clarify when and how any Extra Credits are applied or cross-reference the relevant disclosure.
     Response. The last sentence has been revised to use the term “Valuation Period.” In addition, for SEC File No. 333-164073, a cross-reference has been added.
Comment 14. Surrender and Withdrawal (pp. 23-24). Please provide additional disclosure explaining the statement, “[s]urrenders and withdrawals are limited and not permitted in connection with certain retirement plans.” If this is covered in the tax section, please revise the cross-reference to make that clear. Also, please define the Securities and Exchange Commission as the “Commission” or, at least, refer to it consistently in the numbered paragraphs at the top of page 24.
     Response. The cross-reference has been revised to state “as discussed in the “Qualified Pension or Profit-Sharing Plans.” In addition, the numbered items in the “Surrender and Withdrawal” section have been amended to consistently refer to the Securities and Exchange Commission as the “Commission.”
Comment 15. Annual Reset Death Benefit Rider (“ARDBR”) — Earnings Base (p. 30). Please identify the “guaranteed earnings rate for values in the variable portfolios or in one of the Asset Allocation Models” or describe how and when that rate is set and how a contractowner can find the current rate information.
     Response. The Annual Reset Death Benefit Rider (“ARDBR”) has been removed from the product as an available rider option.
Comment 16(a). Optional GMIB Rider: Introductory Disclosure (p. 35). Rider Offered. Please clarify whether there is more than one version of this rider being offered. The introductory disclosure refers to “the GMIB rider” and “a GMIB rider” while most of the remaining disclosure uses the name “GMIB Plus with Annual Reset rider.” The broad references appear to be hold-over language from other contracts Registrant sells with multiple GMIB riders in them. This contract seems to offer only one, the GMIB Plus with Annual Reset rider.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.

May 18, 2010

Comment 16(b). Option GMIB Rider: Introductory Disclosure (p. 35). Significant Restrictions.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 16(c). Optional GMIB Rider: Introductory Disclosure (p. 35). Necessary Context.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 17. GMIB: Guaranteed Earnings Income Base (pp. 36-37). In the discussion of withdrawals that reduce the income base pro-rata (p. 36, paragraph 4), please expand the last sentence and use bold font or some other means of drawing attention to it. If the owner takes an excess withdrawal, can the contract and the rider terminate if the contract value falls to zero without a qualifying GMIB rider reset in the interim? If so, the revised disclosure should state this prominently.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 18. GMIB; Step-up Base & Resets (pp. 37, 38). Please reorganize the information currently under the “Step-up Base” and “Reset” headings so that the overlapping and related concepts and procedures are presented more clearly. Consider creating an “Annuitization” section and organizing each section the same way. For example, you may find it helpful to summarize the elements of each feature and/or value first, then describe the procedures that govern it, and finally show any calculations that pertain to it.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 19. GMIB: No Lapse Provision (p. 37). Please provide additional disclosure explaining the bold, cautionary statement in this paragraph. Currently, the No Lapse section uses many similar terms, and it is hard to understand which values affect the contractowner’s protections. For example, in the second sentence, what is the difference between the “guaranteed income base” and the “then-guaranteed income base?” Is there a difference between the “guaranteed earnings income base” in the bold sentence and the “guaranteed income base” referred to in the last sentence? Is it possible to reset the GMIB rider after an excess withdrawal and still no reinstate the “no lapse” protection? If so, how? Please clarify the relationship between the “guaranteed earnings income base”, a GMIB rider reset, and contract valued and distinguish from step-up values described in the “Resets” section.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.

May 18, 2010

Comment 20. Optional GLWB Riders (pp. 40-48). Please make changes to this disclosure consistent with my January 8, 2010, discussion with Heather Harker regarding the same disclosure in post-effective amendments for a number of Registrant’s existing products. Those comments covered both the GLWB and GLWB (Joint Life) rider disclosure.
     Response. Disclosure, consistent with that received on January 8, 2010, has been added to the Registration Statements.
Comment 21(a). Chart: Summary of Optional Living Benefit Riders (pp. 48-49). Availability. Please make it more obvious that the contract offers either the GMIB rider or the 2 GMWB riders, but not both.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 21(b). Chart: Summary of Optional Living Benefit Riders (pp. 48-49). GLWB v. Joint GLWB. Please consider modifying the “Who may want to consider the Rider” description for the joint GLWB. Depending on the prospective purchaser’s purpose, the regular GMWB rider may be more advantageous to some married couples. Because the current descriptions are identical, readers may have the impression that the joint option is always more beneficial to married prospective purchasers. Also, in the Joint GLWB Features column, please add the “Investment restrictions” bullet point for clarity.
     Response. Additional disclosure has been added to the “Who may want to consider the Rider” in order to provide additional information regarding each available rider option. In addition, “Investment restrictions” has been added as a bullet to the Joint GLWB Features column.
Comment 22. Item 7(c): Changes to the Contract. Per the requirements of Item 7(c) and the related instruction, the prospectus must disclose any material changes that may be made to the contract, who, if anyone, must approve them, and who, if anyone, must receive notice of them. The Staff notes that some information responsive to this requirement is scattered throughout various sections of the prospectus. However, it generally reserves Registrant’s right to make a particular contract change. Please include any additional information necessary to satisfy sections (c)(ii) and (iii) of Item 7. Also, in you response letter, please include a representation that the prospectus describes all material changes registrant reserves the right to make.
     Response. The following disclosure has been added to the first paragraph of the first page of the prospectus: “[t]his prospectus provides information regarding the material provisions of your variable annuity contract. Your contract any endorsements, riders or specification pages are the formal contractual agreement between you and Ohio National Life Insurance Company (“Ohio National Life”). Any changes made to your contract and any endorsements, riders or specification pages, as permitted by state law, must be approved by the President, Vice President or Secretary of Ohio National Life and prior notice must be provided to you of the applicable change.”

May 18, 2010

Comment 23. Item 11(d): Lapse. The “No-Lapse” provision associated with the GMIB rider refers to “no-lapse protection” under the rider, but there is nothing specifically addressing lapse and reinstatement under the contract itself. Per the requirements of Item 11(d), please provide disclosure describing any provisions for lapse or involuntary redemptions under the contract. In this new section, please cross-reference any existing disclosure that covers these issues as they apply to the various riders.
     Response. The Optional GMIB Rider has been removed from the product as an available rider option.
Comment 24. Performance Calculations (SAI, p. 3). The SAI page states that for the performance calculations, “we convert the $30 annual contract administration charge to an annual percentage charge of 0.00%. There is no annual contract administration charge for contracts over $50,000. The effect of that charge on contracts with total values less than $50,000 would be to reduce the returns.” See SAI p. 3. Please confirm that this calculation meets the Item 21(b)(iii) requirement of representing charges on all contratowners with an account size equal to the subaccount’s mean or median account size. See Related Instruction 1 to Item 21(b)(ii).
     Response. As the median account size will be less than $50,000, at least for the first year the contract is in-force, the performance calculation methodology has been amended to convert the $30 annual contract administration charge to an annual percentage charge of 0.08%. Since these contracts have not been issued, the Company cannot determine the median account size, but is assuming the maximum contract charges (i.e., assuming the annual contract administration charge will be assessed) for purposes of the performance calculations.
Comment 25. Opinion of Counsel. Please submit a new opinion of counsel which does not include the phrase “when issued as contemplated by the Registration Statement” in paragraph #2 or, in your response letter, explain the reason Registrant can not provide an unconditional legal opinion.
     Response. An amended opinion of counsel is being filed as an exhibit with each pre-effective amendment to the Registration Statement.
Comment 26. Power of Attorney. Please provide powers of attorney that relate specifically to these new registrations statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ’33 Act registration numbers of the initial filings, or (b) specifically name the contract prospectuses and SAI being registered.
     Response. An amended power of attorney which specifies each Registration Statement is being filed as an exhibit with each pre-effective amendment to the Registration Statement.
Comment 27. Prior comments on Parallel Disclosure. As you make changes to address the comments above, please review the comments I provided to Registrant’s outside counsel on post-effective amendment #33 to SEC No. 333-43515 filed on December 30, 2009. To the extent

May 18, 2010

these filings include the same provisions, the same comments apply. Please revise the corresponding provisions as necessary.
     Response. The Registrant has revised the Registration Statements where applicable, based on comments received from the Staff on December 30, 2009 regarding SEC File No. 333-43515.
Comment 28. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors required for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Response. The Company is including all exhibits, financial statements and other required disclosure in the pre-effective amendment to each Registration Statement.
* * * * *
     The Company is filing a pre-effective amendment for each Registration Statement concurrently with the filing of this letter. A courtesy copy of each Registration Statement will be provided to you. Please call me at 202-906-8649 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/Heather C. Harker
Heather C. Harker

Cc:	Ms. Kimberly Plante, Esq. The Ohio National Life Insurance Company

May 18, 2010

APPENDIX
Insert 1
If the annuitant dies before the end of the surrender charge period, and the beneficiary chooses any settlement option other than the a lump sum distribution or immediate annuitization, we will assess the applicable surrender charge on any withdrawals the beneficiary takes while the contract is in the surrender charge period.
We do not assess a surrender charge after you annuitize the contract. If you choose an alternative annuity option, we will not assess a surrender charge if one of the following is true:
(1) If the withdrawal for the alternative annuity option is before the end of the second contract year, the annuity income must be payable for the lifetime of the annuitant and joint annuitant, if any;
(2) If the withdrawal for the alternative annuity option is during the third through fifth contract years, the annuity income must be payable over a period of not less than ten years or payable over the lifetime of the annuitant and joint annuitant, if any; or
(3) If the withdrawal for the alternative annuity option is after the fifth contract year, the annuity income must be payable over a period of not less than five years or payable over the lifetime of the annuitant and joint annuitant, if any.